No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF July 2003

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     *        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On July 1, 2003, Honda announced that it will transfer production of speciality, low volume cars, including the NSX, Insight and S2000, to a new small volume production line to be established at its Suzuka Factory in summer 2004. (Ref. #C03-042)

Exhibit 2:

On July 8, 2003, Sundiro Honda Motorcycle Co., Ltd., Honda’s joint venture company for motorcycle manufacture and sales in China, announced that the cumulative exports to Japan of the Today 50cc scooter reached 100,000 units as of the end of June.

(Ref. #C03-044)

Exhibit 3:

On July 15, 2003, Honda Motor Co., Ltd. became the world’s first automaker to supply a fuel cell vehicle to a private corporation, delivering a Honda FCX to the Iwatani International Corporation at the Ariake Hydrogen Station in Koto-ku, Tokyo. (Ref. #A03-040)

Exhibit 4:

On July 28, 2003, Honda Motor Co., Ltd., announced that overseas production increased 15.1% in June over the corresponding month in 2002. (Ref. #C03-046)

Exhibit 5:

On July 31, 2003 Honda Motor Co., Ltd. announced that it will introduce two new 4-stroke marine engines, the BF150 and BF135, which will be the world’s first outboards to feature DOHC VTEC and a Variable Air Intake Port System. (Ref. #P03-003)

Exhibit 6:

On July 29, 2003 Honda Motor Co., Ltd. announced its unaudited consolidated financial results for the fiscal first quarter ended

June 30, 2003.

Exhibit 7:

English translation of the amended Articles of Incorporation of Honda Motor Co., Ltd.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD )

/s/ Satoshi Aoki
Satoshi Aoki Senior Managing and Representative Director

Date: August 22, 2003

Tuesday, July 01, 2003

C03–042

Honda to Transfer Niche Car Production

to Suzuka Factory to Further Improve Efficiency;

Honda Engineering Co. to Centralize Operations

July 1, 2003—Honda will transfer production of speciality, low volume cars, including the NSX, Insight and S2000, to a new small volume production line to be established at its Suzuka Factory in summer 2004. Each model is currently produced at the Takanezawa Factory in Tochigi.

Engine production for these models, currently supplied by Honda Engineering Co., Ltd., also will be transferred to the engine plant at Suzuka Factory. As a result, Honda will establish a more efficient system for niche car production by producing engines, transmissions, and bodies in one location. Honda Engineering currently assembles engines for low volume production vehicles utilizing molded and machined parts from Suzuka factory, Sayama factory and parts suppliers.

After the transition is complete, the Takanezawa Plant will be utilized by Honda’s adjacent New Model Center, which supports and coordinates new model launches at all major Honda automobile factories around the world, and by the Honda R&D Co., Ltd. Tochigi Center. The move will enhance Honda’s test production activities and new model development.

Further, Honda Engineering Co., Ltd., a wholly-owned Honda subsidiary that develops and produces manufacturing equipment, will centralize all its functions at its Tochigi Technical Center, by transferring the entire responsibility of its Head Office in Saitama Prefecture. This will improve efficiency by integrating all activities in one location. The transfer will begin in summer 2004 and is expected to take about one year. Currently, the Saitama Head Office, located adjacent to the Saitama Factory, develops and manufactures production equipment, while the Tochigi Technical Center researches production technologies. Honda’s Saitama Factory will utilize Honda Engineering’s current head office space for logistics, expansion of green space and for work on experimental production technologies.

For your background information, Sundiro Honda Motorcycle Co., Ltd., Honda’s joint venture company for motorcycle manufacture and sale in China (Head office: Tianjin, Chairman: Koji Kadowaki), made the following announcement in Shanghai, China on July 8, 2003, at 8:30 (July 8, 9:30 Japan time.)

<Reference>	Ref: C03-044

Sundiro Honda’s “Today” Exports to Japan Reach 100,000 Units

Tianjin, China, July 8, 2003—Sundiro Honda Motorcycle Co., Ltd., Honda’s joint venture company for motorcycle manufacture and sales in China, today announced that the cumulative exports to Japan of the Today 50cc scooter had reached 100,000 units as of the end of June.

Research and development for the Today 50cc scooter, which was launched in Japan in August, 2002, was carried out in Japan. The Today optimizes parts procurement from Asian countries including China, with production and exports for Japan handled by Sundiro Honda, making the Today a good example of a globally supplied model.

Featuring superior environmental performance, low emissions and improved fuel economy through the adoption of an air cooled 4-stroke engine, the fully equipped Today scooter, with its highly acclaimed user friendly design, is sold in Japan at the reasonable price of 94,800 yen.

It was originally intended that the Today scooter would be sold exclusively in Japan, but exports also have begun to Australia and New Zealand, taking advantage of its high quality and affordable price. A China launch is also under review, which means that the Today scooter will be even more fully utilized as a Honda global network model.

Outline of Sundiro Honda Motorcycle Co., Ltd.

Established:	September 2001
Location of head office:	Tianjin City, China
Capital:	US$99,565,000 (Approx. 11.76 billion yen)
Capitalization ratio:	Honda Motor, Co., Ltd. 50%
Hainan Sundiro Holding Co., Ltd. 47.33%
Tianjin Motors Group 2.67%
Representative:	Koji Kadowaki (Chairman)
Business activities:	Manufacture and sale of motorcycles
Number of employees:	Approx. 6,700 (as of the end of May 2003)
Products:	Main models as follows,
	Honda brand	M-LIVING (125cc Motorcycle)
Wave (100cc Cub)
Today (50cc Scooter)
	Sundiro brand	SDH50QT-A (50cc Scooter)
SDH125-36 (125cc Motorcycle)

ref. #A03-040

Honda Becomes World’s First Automaker

to Supply a Fuel Cell Vehicle to a Private Corporation

July 15, 2003—Honda Motor Co., Ltd. today became the world’s first automaker to supply a fuel cell vehicle to a private corporation, delivering a Honda FCX to the Iwatani International Corporation at the Ariake Hydrogen Station in Koto-ku, Tokyo. Japan’s top domestic hydrogen manufacturer, Iwatani International Corporation (President: Akiji Makino) has head offices in Tokyo and Osaka.

Since December 2002, when the first FCX fuel cell vehicles were delivered in same-day ceremonies in Japan and the U.S., Honda has delivered three vehicles in Japan to the Japanese Cabinet Office, the Ministry of the Environment, and the Ministry of Economy, Trade and Industry, and three vehicles to the City of Los Angeles in the U.S. However, this is the first time that a fuel cell vehicle has been supplied to a private corporation.

The delivery of this latest FCX fuel cell vehicle represents an important step forward in the process of information gathering and technological development both for fuel cell vehicles and the hydrogen energy infrastructure that will be necessary for their mass market introduction.

The FCX utilizes Honda’s independently developed high-efficiency, high-output ultra-capacitor energy storage system to achieve powerful, responsive driving performance. Layout of the powertrain’s structural components has also been optimized to attain a spacious interior with room for four adults in a compact body that maintains a high level of collision safety performance in all directions. Honda initially plans a limited market release of approximately thirty vehicles over the first two to three years in Japan and the U.S. combined.

                FCX fuel cell vehicle

Publicity materials relating to the “FCX becoming the world’s first fuel cell vehicle to be supplied to a private corporation” are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

Ref.#C03-046

Honda Overseas Production Up 15.1% In June

July 28, 2003—Honda Motor Co., Ltd., announced today that overseas production increased 15.1% in June over the same month in 2002, the 30th consecutive month of growth in that category.

Although global production was up only slightly by 0.2% for the month, it increased by almost 3.9% compared to the first half of 2002. Overseas production for the same period was up 21.1% over the previous year, led by a 15% increase in the United States and a 68.9% increase in Asia.

Domestic sales were down 34.6% in June. The Fit again was Honda’s best-seller for the month, totaling 14,413 units. Honda’s Life mini-vehicle (9,457 units) and Mobilio (5,675 units) were the other best-sellers for the month.

Exports in June were up slightly by 1%, primarily because of increased shipments to Europe.

HONDA PRODUCTION, SALES AND EXPORTS—JUNE 2003

PRODUCTION

	June		Annual Total—2003		Fiscal Year** Total
	Units	Vs.6 /02	Units	Vs.2002	Units	Vs.’02FY
Domestic (CBU+CKD)	98,956	-15.8%	579,939	-15.2%	270,801	-20.5%
Overseas (CBU only)	145,163	+15.1%	919,575	+21.1%	454,266	+16.1%
Worldwide Total *	244,119	+0.2%	1,499,514	+3.9%	725,067	-1.0%
* excludes overseas CKD ** (04/2003~06/2003)

REGIONAL PRODUCTION

	June		Annual Total—2003		Fiscal Year Total
	Units	Vs.6/02	Units	Vs.2002	Units	Vs.’02FY
North America	98,724	+4.9%	647,812	+12.6%	311,121	+5.3%
(USA only)	67,223	+4.7%	443,623	+15.0%	212,707	+6.3%
Europe	14,933	+34.8%	96,878	+15.2%	45,049	+7.7%
Asia	26,905	+48.3%	143,544	+68.9%	79,936	+70.3%
Others	4,601	+64.1%	31,341	+107.5%	18,160	+154.3%
Regional Total	145,163	+15.1%	919,575	+21.1%	454,266	+16.1%

1

SALES

Vehicle type	June		Annual Total—2003		Fiscal Year Total
	Units	Vs.6/02	Units	Vs.2002	Units	Vs. ’02FY
Passenger Cars & Light Trucks	37,455	-31.7%	256,535	-17.9%	101,277	-30.4%
(Imports)	(2,241)	+167.7%	(11,660)	+130.4%	(6,182)	+161.5%
Mini Vehicles	20,760	-39.2%	116,679	-25.3%	54,640	-28.3%
Honda Brand TTL	58,215	-34.6%	373,214	-20.4%	155,917	-29.7%

EXPORTS

	June		Annual Total—2003		Fiscal Year Total
	Units	Vs.6/02	Units	Vs.2002	Units	Vs. ’02FY
North America	23,100	-1.7%	123,794	-14.1%	63,622	-13.8%
(USA only)	20,314	-1.1%	107,085	-14.5%	54,617	-12.5%
Europe	9,947	+16.0%	65,644	+88.4%	32,354	+59.3%
Asia	1,868	-35.0%	10,603	-37.8%	5,978	-44.9%
Others	6,544	+7.6%	36,103	+17.1%	19,946	+12.5%
Total	41,459	+1.0%	236,144	+4.1%	121,900	-0.6%

For further information, please contact:

Masaya Nagai

Shigeki Endo

Tatsuya David Iida

Honda Motor Co., Ltd. Corporate Communications Division

Telephone: 03-5412-1512

Facsimile: 03-5412-1545

2

ref. #P03-003

Honda Introduces the New BF150 and BF135

4-Stroke Marine Outboards

July 31, 2003—Honda Motor Co., Ltd has announced that it will introduce two new 4-stroke marine engines, the BF150 and BF135, which will be the world’s first outboards to feature DOHC VTEC *1 (variable valve timing and lift) and a Variable Air Intake Port System. The two new models will go on sale September 30th at Honda outboard dealers throughout Japan.

Both the BF150 and the BF135 achieve outstanding clean exhaust performance that exceeds US CARB (California Air Resources Board) emissions regulations for 2008—the most stringent emissions standard in the world—while at the same time delivering superb performance, fuel efficiency, and reliability.

The engines employ DOHC VTEC variable valve timing*1 and a Variable Air Intake Port System to achieve high output and a flat torque curve that ensures even power output throughout the entire speed range. Lean-burn operation is also achieved through the use of a fuel injection system equipped with LAF (Linear Air/Fuel Ratio)—another world first in a marine outboard engine—resulting in 20% higher fuel efficiency than the previous model*2 in the same output range.

*1	VTEC is employed only on the BF150.
*2	Compared to the BF130, according to Honda in-house testing.

Honda is taking steps to ensure that all 19 models in its marine outboard engine lineup for Japanese market, from the BF2 (2PS) to the BF225 (225PS), will deliver emission performance equivalent to standards set out in US CARB 2008 regulations by the fall of this year, making it the world’s first outboard engine manufacturer to make its entire lineup CARB 2008 compatible. As a symbol of their clean operation, all outboard motors destined for Japanese domestic consumption will display an “Ultra-Low Emissions” label to promote them as part of the world’s leading environment-friendly engine lineup.

BF150 4-stroke marine outboard engine	Ultra-Low Emissions label

1

● Projected annual sales, worldwide

     5,000 units (Japan: 200 units; Export: 4,800 units)

● Manufacturer’s suggested retail price (consumption tax not included)

     BF135A4 XN         1,490,000 yen

     BF150A4 XN         1,590,000 yen

BF150/BF135 Main Features

m Fuel Economy

•	Lean-burn operation is achieved through the use of a fuel injection system (Honda Programmed Fuel Injection) equipped with a LAF sensor—a world first in a marine outboard engine—resulting in 20% higher fuel efficiency compared to the previous model.*[2]

m High Performance

•	The BF150 and BF135 are the world’s first marine outboards to employ DOHC VTEC variable valve timing and lift*[1], a Variable Air Intake Port System, and a Twin Thermostat Three-way Cooling System, to achieve high output and torque performance throughout a broad power band. This results in the highest output per liter of any of Honda’s medium-to-large class marine outboard engines.

m Environmental Performance (Honda e-SPEC product)

•	In addition to exhaust emissions that are well below the levels required by both the U.S. Environmental Protection Agency (EPA) for 2006 and domestic Japanese voluntary controls, both the BF150 and BF135 also exceed the 2008 standards established by the California Air Resources Board (CARB)—the most stringent in the world.

•	Both models are 95% recyclable (according to Honda in-house measurement standards).

m Lightweight & Compact

•	An intake manifold and undercover made of resin contribute to lighter weight overall.

•	The new models are 10kg lighter than their predecessor (x-shaft type).

m Durable & Reliable

•	Oil pressure alert, overheat alert, over-rev limiter, Programmed Fuel Injection warning, ACG warning, and other alert functions ensure instant recognition of any malfunction or abnormal operation.

m Easy to Maintain

•	A flush valve joint permits easy engine cleaning after use.

•	A two-piece undercover promotes greater ease of maintenance.

•	The lightweight engine cover opens with a single lever for fast, easy removal.

2

mEasy to Mount

•	The engine is designed with a shorter overhang when tilted up for superior ease of mounting. This allows the BF150/BF135 to be used with a wider range of boat types than conventional models.

●Specifications

Model	BF135		BF150
Dimensions (L x W x H, mm)		845x580x1,665 (L)
Transom Height(mm)		L:508 XL:635
Engine		4-stroke in-line 4 cylinder
Displacement(cm3)		2,354
Bore x Stroke(mm)		87x 99
Compression Ratio		9.6:1
Valve train	4-valve DOHC		4-valve DOHC VTEC
Max. Power[kW(PS)/rpm]	99.3 (135)/5,500		110.3 (150)/6,000
Max. Torque[Nm(kgf•m)]	196 (20.0)		202 (20.6)
Idling Speed (rpm)		750±50
Fuel		Unleaded gasoline
Lubrication System		Force feed
Cooling System		Liquid cooled
Ignition System		Fully transistorized battery ignition
Starter System		Electric
Exhaust System		Underwater (propeller boss exhaust)
Charging Performance		12V-40A
Fuel Con., Max. Output, g/kWh	350		320
Dry Weight (kg, w/ propeller)		220 (L)

●Customer Inquiries

    Marine Dept., Honda Power Products Division, Honda Motor Co., Ltd.

    3-15-1 Senzui, Asaka-shi, Saitama-ken 351-0024 JAPAN

    Tel +81-48-468-9021

    Fax +81-48-468-9016

    Publicity materials for the BF150/BF135 are available at the following URL:

    http:// www.honda.co.jp/PR/

    (The site is intended exclusively for the use of journalists.)

3

July 29, 2003

HONDA MOTOR CO., LTD. REPORTS

UNAUDITED CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FIRST QUARTER

ENDED JUNE 30, 2003

Tokyo, July 29, 2003—Honda Motor Co., Ltd. today announced its unaudited consolidated financial results for the fiscal first quarter ended June 30, 2003.

Honda’s consolidated net income for the fiscal first quarter ended June 30, 2003 totaled JPY 101.8 billion (USD 850 million), a decrease of 5.4% from the same period in 2002. Basic net income per Common Share for the quarter amounted to JPY 106.02 (USD 0.88), compared to JPY 110.42 for the same period in 2002. Two of Honda’s American Depositary Shares represent one Common Share.

Unit sales in all Honda’s business categories, namely motorcycles, automobiles and power products, increased for the quarter and consolidated net sales and other operating revenue (herein referred to as “revenue”) totaled a record high, JPY 2,008.2 billion (USD 16,763 million), an increase of 3.7% over the corresponding period in 2002.

Revenue included currency translation effects, which had a negative impact on foreign currency denominated revenue from Honda’s overseas subsidiaries translated into yen. Honda estimates that had the exchange rate of the yen remained unchanged from the same period in 2002, revenue for the quarter would have increased by approximately 8.2%.

Consolidated operating income for the first quarter totaled JPY 150.1 billion (USD 1,254 million), a decrease of 12.1% compared to the same period in 2002. This decrease in operating income was primarily due to the appreciation of the yen and an increase in selling, general and administrative (SG&A) expenses, which offset increased revenue, Honda’s ongoing cost reduction efforts as well as a decrease of research and development (R&D) expenses.

Consolidated income before income taxes for the quarter totaled JPY 147.9 billion (USD 1,235 million), a decrease of 9.6% from the same period in 2002.

With respect to Honda’s sales in the fiscal first quarter by business category, motorcycle unit sales increased 9.5% to 2,001,000 units, due mainly to strong sales in Asian countries. However, revenue decreased 4.1%, to JPY 241.5 billion (USD 2,016 million) due to the appreciation of the yen against the U.S. dollar, which had negative currency translation effects.

Honda’s unit sales of automobiles increased by 2.0% to 708,000 units, due primarily to favorable sales in North America, Europe and Asian countries, which offset declined unit sales in Japan. As a result, revenue increased 4.5%, to JPY 1,621.0 billion (USD 13,531 million) during the quarter.

Revenue from financial services increased 7.7% to JPY63.9 billion due mainly to higher revenue from favorable automobile sales in North America.

Unit sales of power products totaled 1,217,000 units, an increase of 8.6% compared to the corresponding period in 2002. Favorable sales of Honda’s general-purpose engines in North America contributed to this increase. Revenue from power product and other businesses increased by 8.8% to JPY 85.7 billion (USD 716 million).

Forecasts for the fiscal year ending March 31, 2004

Consolidated financial forecasts

First half ending September 30, 2003

	In billions of yen	Changes from FY 2003
Net sales and other operating revenue	4,050	+5.1%
Income before income taxes	298	+8.9%
Net income	206	+5.8%

Fiscal year ending March 31, 2004

	In billions of Yen	Changes from FY 2003
Net sales and other operating revenue	8,300	+4.1%
Income before income taxes	648	+6.3%
Net income	451	+5.7%

Unconsolidated financial forecasts

First half ending September 30, 2003

	In billions of yen	Changes from FY 2003
Net sales and other operating revenue	1,610	-1.0%
Income before income taxes	135	+11.8%
Net income	96	+4.7%

Fiscal year ending March 31, 2004

	In billions of Yen	Changes from FY 2003
Net sales and other operating revenue	3,360	+1.1%
Income before income taxes	270	+11.3%
Net income	196	+15.3%

These forecasts are based on the assumption that the exchange rates for the yen to the U.S. dollar and the euro for the current fiscal year will average JPY 117 and JPY 126, respectively.

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda’s actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda’s control. Such factors include general economic conditions in Honda’s principal markets, and foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time in Honda’s reports filed with the U.S. Securities and Exchange Commission.

[1] Unit Sales Breakdown

	(In thousands of units)
	Three months ended Jun. 30, 2003	Three months ended Jun. 30, 2002

MOTORCYCLE BUSINESS
Japan	94	94
(motorcycles included above)	(94)	(94)
North America	99	119
(motorcycles included above)	(65)	(59)
Europe	101	98
(motorcycles included above)	(99)	(96)
Others	1,707	1,516
(motorcycles included above)	(1,705)	(1,511)

Total	2,001	1,827
(motorcycles included above)	(1,963)	(1,760)

AUTOMOBILE BUSINESS
Japan	153	213
North America	397	367
Europe	56	46
Others	102	68

Total	708	694

POWER PRODUCT BUSINESS
Japan	110	128
North America	634	517
Europe	244	267
Others	229	209

Total	1,217	1,121

[2] Net Sales Breakdown

(A) For the three months ended June 30, 2003 and 2002

	(In millions of Yen)
	Three months ended Jun. 30, 2003		Three months ended Jun. 30, 2002
MOTORCYCLE BUSINESS
Japan	23,684	(9.8)%	25,533	(10.1)%
North America	59,294	(24.5)%	74,613	(29.6)%
Europe	62,280	(25.8)%	56,420	(22.4)%
Others	96,296	(39.9)%	95,299	(37.9)%

Total	241,554	(100.0)%	251,865	(100.0)%

AUTOMOBILE BUSINESS
Japan	294,184	(18.1)%	376,919	(24.3)%
North America	1,033,041	(63.7)%	955,200	(61.6)%
Europe	126,298	(7.8)%	93,375	(6.0)%
Others	167,478	(10.4)%	125,917	(8.1)%

Total	1,621,001	(100.0)%	1,551,411	(100.0)%

FINANCIAL SERVICES
Japan	5,359	(8.5)%	6,425	(11.1)%
North America	56,094	(88.6)%	50,386	(86.8)%
Europe	1,737	(2.7)%	1,199	(2.1)%
Others	151	(0.2)%	—	(—)

Total	63,341	(100.0)%	58,010	(100.0)%

POWER PRODUCT & OTHER BUSINESSES
Japan	28,069	(34.1)%	25,343	(33.5)%
North America	28,349	(34.4)%	28,883	(38.2)%
Europe	15,029	(18.3)%	13,501	(17.9)%
Others	10,885	(13.2)%	7,823	(10.4)%

Total	82,332	(100.0)%	75,550	(100.0)%

TOTAL
Japan	351,296	(17.5)%	434,220	(22.4)%
North America	1,176,778	(58.6)%	1,109,082	(57.3)%
Europe	205,344	(10.2)%	164,495	(8.5)%
Others	274,810	(13.7)%	229,039	(11.8)%

Total	2,008,228	(100.0)%	1,936,836	(100.0)%

Explanatory Note:

1.	The geographical breakdown of net sales is based on the location of affiliated and unaffiliated customers.

2.	Net sales of power product & other businesses including revenue from sales of power products and related parts, leisure businesses and trading.

[3] Consolidated Financial Summary

Financial Highlights

	(In millions of Yen)
	Three months ended Jun. 30, 2003	% Change	Three months ended Jun. 30, 2002
Net sales and other operating revenue	2,008,228	3.7%	1,936,836
Operating income	150,183	-12.1%	170,823
Income before income taxes	147,995	-9.6%	163,704
Net income	101,819	-5.4%	107,598

	(In Yen)
Basic net income per
Common Share	106.02		110.42
American Depositary Share	53.01		55.21

(In millions of U.S. Dollars)
Three months ended Jun. 30, 2003
Net sales and other operating revenue	16,763
Operating income	1,254
Income before income taxes	1,235
Net income	850

(In U.S. Dollars)
Net income per
Common Share	0.88
American Depositary Share	0.44

Explanatory Note:

The number of treasury stock has been excluded from the calculation for basic net income per common share.

[4] Consolidated Statements of Income and Retained Earnings

	(In millions of Yen)
	Three months ended Jun. 30, 2003	Three months ended Jun. 30, 2002
Net sales and other operating revenue	2,008,228	1,936,836
Operating costs and expenses:
Cost of sales	1,388,450	1,318,856
Selling, general and administrative	366,851	339,134
Research and development	102,744	108,023

Operating income	150,183	170,823
Other income:
Interest	1,904	2,366
Other	12,869	16,036
Other expenses:
Interest	3,369	4,320
Other	13,592	21,201

Income before income taxes	147,995	163,704
Income taxes	58,922	67,919

Income before equity in income of affiliates	89,073	95,785
Equity in income of affiliates	12,746	11,813

Net income	101,819	107,598
Retained earnings:
Balance at beginning of period	3,161,664	2,765,600
Cash dividends paid	(15,386)	(14,616)
Transfer to legal reserves	(2,944)	(43)

Balance at end of period	3,245,153	2,858,539

	(In Yen)
Basic net income per
Common Share	106.02	110.42
American Depositary Share	53.01	55.21

Explanatory Note:

The number of treasury stock has been excluded from the calculation for basic net income per common share.

[5] Consolidated Balance Sheets

	(In millions of Yen)
Assets	Jun. 30, 2003	Mar. 31, 2003	Jun. 30, 2002
	(Unaudited)	(Audited)	(Unaudited)
Current assets:
Cash and cash equivalents	578,991	547,404	492,547
Trade accounts and notes receivable	380,891	444,498	366,924
Finance subsidiaries-receivables, net	1,114,177	1,097,541	903,205
Inventories	775,977	751,980	638,409
Deferred income taxes	212,537	202,376	177,005
Other current assets	255,641	248,561	209,485

Total current assets	3,318,214	3,292,360	2,787,575

Finance subsidiaries-receivables, net	2,377,177	2,230,020	1,815,320
Investments and advances	453,376	412,971	397,207
Property, plant and equipment, at cost:
Land	348,858	342,991	329,395
Buildings	955,703	942,747	908,063
Machinery and equipment	2,039,632	2,023,724	2,006,414
Construction in progress	85,312	72,112	86,848

	3,429,505	3,381,574	3,330,720
Less accumulated depreciation	2,019,359	1,987,231	1,968,713

Net property, plant and equipment	1,410,146	1,394,343	1,362,007

Other assets	351,758	351,597	248,785

Total assets	7,910,671	7,681,291	6,610,894

[5] Consolidated Balance Sheets—continued

	(In millions of Yen)
Liabilities and Stockholders’ Equity	Jun. 30, 2003	Mar. 31, 2003	Jun. 30, 2002
	(Unaudited)	(Audited)	(Unaudited)
Current liabilities:
Short-term debt	891,795	877,954	887,540
Current portion of long-term debt	364,525	304,342	207,696
Trade payables	757,514	830,671	772,565
Accrued expenses	762,206	777,492	637,092
Income taxes payables	50,689	64,179	50,664
Other current liabilities	317,763	267,752	192,043

Total current liabilities	3,144,492	3,122,390	2,747,600

Long-term debt	1,233,122	1,140,182	801,824
Other liabilities	798,561	788,999	536,935

Total liabilities	5,176,175	5,051,571	4,086,359

Stockholders’ equity:
Common stock	86,067	86,067	86,067
Capital surplus	172,529	172,529	172,529
Legal reserves	32,335	29,391	29,012
Retained earnings	3,245,153	3,161,664	2,858,539
Adjustments from foreign currency translation	(451,824)	(469,472)	(443,332)
Net unrealized gains on marketable equity securities	22,136	14,820	9,613
Minimum pension liabilities adjustment	(308,513)	(308,513)	(187,824)

Accumulated other comprehensive income (loss)	(738,201)	(763,165)	(621,543)
Treasury stock	(63,387)	(56,766)	(69)

Total stockholders’ equity	2,734,496	2,629,720	2,524,535

Total liabilities and stockholders’ equity	7,910,671	7,681,291	6,610,894

[6] Segment Information

(A) Business Segment Information

For the three months ended June 30, 2003

	(In millions of Yen)
	Motor- cycle Business	Auto- mobile Business	Financial Services	Power Product and Other Businesses	Total	Corporate assets and Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	241,554	1,621,001	63,341	82,332	2,008,228	—	2,008,228
Intersegment-sales	0	0	617	3,417	4,034	(4,034)	—

Total	241,554	1,621,001	63,958	85,749	2,012,262	(4,034)	2,008,228
Cost of sales, S.G.A. and R&D expenses	235,695	1,498,382	43,401	84,601	1,862,079	(4,034)	1,858,045

Operating income	5,859	122,619	20,557	1,148	150,183	0	150,183

For the three months ended June 30, 2002

	(In millions of Yen)
	Motor- cycle Business	Auto- mobile Business	Financial Services	Power Product and Other Businesses	Total	Corporate assets and Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	251,865	1,551,411	58,010	75,550	1,936,836	—	1,936,836
Intersegment-sales	0	0	1,392	3,287	4,679	(4,679)	—

Total	251,865	1,551,411	59,402	78,837	1,941,515	(4,679)	1,936,836
Cost of sales, S.G.A. and R&D expenses	239,341	1,414,467	42,279	74,605	1,770,692	(4,679)	1,766,013

Operating income	12,524	136,944	17,123	4,232	170,823	0	170,823

Explanatory Note:

1. Segmentation of Business

Business segment is based on Honda’s business organization and the similarity of the principal products included within each segment as well as the relevant markets for such products.

2. Principal products of each segment

Business	Sales	Principal Products
Motorcycle	Motorcycles, all-terrain vehicles (ATV), personal water craft and relevant parts	Large-size motorcycles, mid-size motorcycles, motorized bicycles, all-terrain vehicles (ATV), personal water craft
Automobile	Automobiles and relevant parts	Compact cars, sub-compact cars, mini-vehicles
Financial Services	Financial and insurance services
Power Product & Other	Power products and relevant parts, and others	Power tillers, generators, general purpose engines, lawn mowers

(B) Geographical Segment Information

      The geographical segmentation is based on the location where sales originated.

For the three months ended June 30, 2003

	( In millions of Yen)
	Japan	North America	Europe	Others	Total	Corporate assets and Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	411,863	1,179,328	202,828	214,209	2,008,228	—	2,008,228
Transfers between geographical segments	531,959	32,323	48,562	13,032	625,876	(625,876)	—

Total	943,822	1,211,651	251,390	227,241	2,634,104	(625,876)	2,008,228
Cost of sales, S.G.A. and R&D expenses	905,975	1,112,728	245,568	211,560	2,475,831	(617,786)	1,858,045

Operating income (losses)	37,847	98,923	5,822	15,681	158,273	(8,090)	150,183

For the three months ended June 30, 2002

	( In millions of Yen)
	Japan	North America	Europe	Others	Total	Corporate assets and Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	490,042	1,112,105	164,116	170,573	1,936,836	—	1,936,836
Transfers between geographical segments	461,738	36,101	26,665	4,249	528,753	(528,753)	—

Total	951,780	1,148,206	190,781	174,822	2,465,589	(528,753)	1,936,836
Cost of sales, S.G.A. and R&D expenses	908,720	1,036,933	193,789	159,909	2,299,351	(533,338)	1,766,013

Operating income (losses)	43,060	111,273	(3,008)	14,913	166,238	4,585	170,823

(C) Overseas Sales

For the three months ended June 30, 2003

	( In Millions of Yen)
	North America	Europe	Others	Total
Overseas Sales	1,176,778	205,344	274,810	1,656,932
Consolidated Sales				2,008,228
Overseas Sales Ratio to Consolidated Sales	58.6%	10.2%	13.7%	82.5%

For the three months June 30, 2002

	( In Millions of Yen)
	North America	Europe	Others	Total
Overseas Sales	1,109,082	164,495	229,039	1,502,616
Consolidated Sales				1,936,836
Overseas Sales Ratio to Consolidated Sales	57.3%	8.5%	11.8%	77.6%

Explanatory Notes:

1.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States since the Company has issued American Depositary Receipts listed on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission, except all segment information which is prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan.

2.	The average exchange rates for the fiscal first quarter ended June 30, 2003 were ¥118.50=U.S.$1 and ¥134.66=euro1. The average exchange rates for the corresponding period last year were ¥127.04=U.S.$1 and ¥116.57=euro1

3.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥119.80=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on June 30, 2003.

4.	The Company’s Common Stock-to-ADR exchange rate has been changed from two shares of Common Stock to one ADR to one share of Common Stock to two ADRs, effective January 10, 2002.

5.	The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No.130, “Reporting Comprehensive Income”. The following table represents components of the Company’s comprehensive income. Other comprehensive income (loss) consists of changes in adjustments from foreign currency translation, net unrealized gains on marketable equity securities and minimum pension liabilities adjustment.

(In millions of Yen)	Three months ended June 30, 2003	Three months ended June 30, 2002

Net income	101,819	107,598
Other comprehensive income (loss)	24,964	(142,368)

Comprehensive income(loss)	126,783	(34,770)

6.	Certain reclassifications have been made to the prior year’s consolidated financial statements to confirm to the presentation used for the fiscal first quarter ended June 30, 2003.

7.	The number of treasury stock has been excluded from the calculation for basic net income per common share.

[Translation]

ARTICLES OF INCORPORATION

OF

HONDA MOTOR CO., LTD.

As of June 24, 2003

Resolutions of the General Meetings of Shareholders

1. September 8, 1948	(drafting of Articles of Incorporation)
2. September 24, 1948	(establishment)
3. November 14, 1949	(amendment thereto)
4. July 1, 1951	(amendment thereto)
5. October 25, 1951	(amendment thereto)
6. April 10, 1952	(amendment thereto)
7. August 2, 1952	(amendment thereto)
8. September 20, 1952	(amendment thereto)
9. December 1, 1952	(amendment thereto)
10. May 20, 1953	(amendment thereto)
11. August 16, 1953	(amendment thereto)
12. September 27, 1953	(amendment thereto)
13. December 30, 1953	(amendment thereto)
14. April 17, 1955	(amendment thereto)
15. October 29, 1955	(amendment thereto)
16. October 29, 1956	(amendment thereto)
17. April 27, 1957	(amendment thereto)
18. October 29, 1957	(amendment thereto)
19. April 28, 1959	(amendment thereto)
20. April 28, 1960	(amendment thereto)
21. October 28, 1960	(amendment thereto)
22. October 30, 1961	(amendment thereto)
23. April 26, 1962	(amendment thereto)
24. October 26, 1962	(amendment thereto)
25. December 18, 1962	(amendment thereto)
26. April 28, 1964	(amendment thereto)
27. October 30, 1970	(amendment thereto)
28. October 29, 1973	(amendment thereto)
29. April 26, 1974	(amendment thereto)
30. April 24, 1975	(amendment thereto)
31. May 25, 1978	(amendment thereto)
32. May 22, 1980	(amendment thereto)
33. May 27, 1982	(amendment thereto)
34. October 1, 1982	(amendment thereto)
35. August 19, 1985	(amendment thereto)
36. May 28, 1987	(amendment thereto)
37. June 27, 1991	(amendment thereto)
38. June 29, 1994	(amendment thereto)
39. June 29, 1999	(amendment thereto)
40. June 28, 2001	(amendment thereto)
41. June 25, 2002	(amendment thereto)
42. June 24, 2003	(amendment thereto)

Chapter I. General Provisions

(Corporate name)

Article 1.

The Company shall be called Honda Giken Kogyo Kabushiki Kaisha and shall be written in English as HONDA MOTOR CO., LTD.

(Objects)

Article 2.

The object of the Company shall be to carry on the following business:

1. Manufacture, sale, lease and repair of motor vehicles, ships and vessels, aircrafts and other transportation machinery and equipment.

2. Manufacture, sale, lease and repair of prime movers, agricultural machinery and appliances, generators, processing machinery and other general machinery and apparatus, electric machinery and apparatus and precision machinery and apparatus.

3. Business of manufacture and sale of fiber products, paper products, leather products, lumber products, rubber products, chemical industry products, ceramic products, metal products and other products.

4. Overland transportation business, marine transportation business, air transportation business, warehouse business, travel business and other transport business and communication business.

5. Business of sale of sporting goods, articles of clothing, stationeries, daily sundries, pharmaceuticals, drink and foodstuffs and other goods.

6. Financial business, nonlife insurance agency business, life insurance canvassing business, construction business such as building construction business and real estate business such as intermediation, etc. of real estate.

7. Publishing business, advertising business, translation business, interpretation business, management consultant business, information service business such as information processing, information communication, information provision, etc., industrial design planning and designing business, comprehensive guard and security business and worker dispatch business.

8. Management of parking garages, driving schools, training and education facilities, racecourses, recreation grounds, sporting facilities, marina facilities, hotels, restaurants and other facilities.

9. Manufacture, sale and furnishing of technology of apparatus, parts and supplies relating to each of the foregoing items and all other activities and investments relating to each of the foregoing items.

(Location of head office)

Article 3.

The Company shall have its head office in Minato-ku, Tokyo.

(Method of giving public notice)

Article 4.

The public notices of the Company shall be given by publication in the Nihon Keizai Shinbun published in Tokyo.

Chapter II. Shares

(Total number of shares authorized to be issued by the Company)

Article 5.

The total number of shares authorized to be issued by the Company shall be 3,600,000,000 shares; provided, however, that in case any retirement of shares is made, the number of authorized shares shall be decreased correspondingly by the number of shares so retired.

(Number of one unit (tangen) of shares, and non-issuance of share certificates representing less than unit (tangen))

Article 6.

One unit (tangen) of shares of the Company consists of one hundred (100) shares.

The Company shall not issue any share certificates representing the shares less than one unit (tangen) of shares (hereinafter referred to as the “shares less than unit (tangen)”); provided, however, that this shall not apply to the matters otherwise provided for in the Share Handling Regulations.

(Additional purchase of shares less than a unit)

Article 7.

A shareholder (including a beneficial shareholder; the same is applicable hereinafter) holding shares less than a unit of the Company may, in accordance with the provisions of the Share Handling Regulations established by the Board of Directors, make a request to the effect that such number of shares should be sold to it that will, when added to the aforesaid shares less than unit already held by that shareholder, constitute one unit of shares.

(Procedures relating to shares, etc.)

Article 8.

The denomination of the share certificates of the Company shall be provided for in the Share Handling Regulations established by the Board of Directors.

Registration of transfer of shares, purchase and additional purchase of shares less than unit (tangen) and other procedures and fees relating to shares shall be governed by the Share Handling Regulations established by the Board of Directors.

2

(Transfer agent)

Article 9.

The Company shall have a transfer agent with respect to shares. The transfer agent and its place of handling business shall be selected by resolution of the Board of Directors, and a public notice thereof shall be given.

The shareholders’ register and the register of beneficial shareholders of the Company (hereinafter referred to as the “shareholders’ registers”) and the registry of loss of share certificates shall be kept at the transfer agent’s place of handling business and registration of transfer of shares, purchase and additional purchase of shares less than unit (tangen) and other business relating to shares shall be handled by the transfer agent and not by the Company.

(Record date)

Article 10.

The shareholders (including beneficial shareholders; same is applicable hereinafter) appearing or recorded on the shareholders’ registers as of the end of each accounting period shall be the shareholders entitled to exercise the rights of shareholders at the ordinary general meeting of shareholders for such accounting period.

If it is necessary in addition to the preceding paragraph, the shareholders or registered pledgees appearing or recorded on the shareholders’ registers as of a specific date of which advance public notice is given in accordance with the resolution of the Board of Directors shall be deemed the shareholders or pledgees entitled to exercise the rights of shareholders or pledgees.

Chapter III. General Meeting of Shareholders

(Time of convocation)

Article 11.

The ordinary general meeting of shareholders shall be convened within three months from the day next following the date of closing of accounts for each business term.

In addition to the above, an extraordinary general meeting of shareholders shall be convened whenever necessary.

(Person to convene meeting and place of meeting)

Article 12.

Except as otherwise provided by laws or ordinances, a general meeting of shareholders shall be convened by the President, based upon the resolution of the Board of Directors. If the President is prevented from so doing, one of the other Directors shall convene in the order previously fixed by the Board of Directors. A general meeting of shareholders may be held either at the head office or in its vicinity, or in Wako City, Saitama Prefecture.

3

(Chairman)

Article 13.

Chairmanship of a general meeting of shareholders shall be assumed by the Chairman of the Board of Directors or the President and Director pursuant to the resolution previously made by the Board of Directors. If both of the Chairman of the Board of Directors and the President and Director are prevented from so doing, one of the other Directors shall do so in the order previously fixed by the Board of Directors.

(Resolutions)

Article 14.

Unless otherwise provided by laws or ordinances or by these Articles of Incorporation, resolutions at a general meeting of shareholders shall be adopted by a majority vote of the Shareholders present and entitled to vote thereat.

The special resolution provided for in Article 343 of the Commercial Code shall be adopted by two-thirds or more of the votes of the shareholders present at a meeting who hold one-third or more of the voting rights of all shareholders.

(Exercise of voting rights by proxy)

Article 15.

Shareholders or their legal representatives may delegate the power to exercise the voting rights to proxies providing such proxies shall be shareholders of the Company who are entitled to the voting rights. Such shareholders or proxies shall present to the Company a document evidencing their power of representation for each general meeting of shareholders.

(Minutes)

Article 16.

The minutes of the general meetings of shareholders shall record the substance of the proceedings at the meetings and the results thereof and shall bear the names and seals of the Chairman and the Directors present, and such minutes shall be kept on file for ten years at the head office of the Company and the certified copies thereof shal1 be kept on file for five years at each of the branches of the Company.

Chapter IV. Directors and Board of Directors

(Number of Directors)

Article 17.

Directors of the Company shall be not more than forty-five in number.

(Election of Directors)

Article 18.

Directors shall be elected at a general meeting of shareholders. Resolution of such election shall be adopted by a majority of the votes of the shareholders present who hold one-third or more of the votes of all shareholders. Resolution for the election of Directors shall not be by cumulative voting.

4

(Term of Office)

Article 19.

The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the last business term occurring within one year after their assumption of office.

The term of office of Directors elected to fill vacancies shall expire at the time of expiration of the term of office of the retired Directors.

(Directors with executive powers)

Article 20.

The Board of Directors shall elect from among Directors one President and Director and may elect one Chairman of the Board of Directors, several Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors.

(Representative Directors)

Article 21.

The President and Director shall represent the Company.

In addition to the preceding paragraph, the Board of Directors shall elect, pursuant to its resolutions, Directors who shall each represent the Company.

(Board of Directors)

Article 22.

Except as provided in the Articles of Incorporation, matters relating to the Board of Directors shall be governed by the Regulations of the Board of Directors established by the Board of Directors.

(Notice of meetings of Board of Directors)

Article 23.

Notice of convocation of a meeting of the Board of Directors shall be sent to each Director and Corporate Auditor three days prior to the date of the meeting, provided, however, that such period may be shortened in case of urgent necessity. If the consent of all Directors and Corporate Auditors is obtained prior thereto, a meeting may be held without following the procedures for convening a meeting.

(Remuneration of Directors)

Article 24.

Remuneration and retirement allowance of Directors shall be determined by resolution of a general meeting of shareholders.

5

Chapter V. Corporate Auditors and Board of Corporate Auditors

(Number of Corporate Auditors)

Article 25.

Corporate Auditors of the Company shall be not more than seven in number.

(Election of Corporate Auditors)

Article 26.

Corporate Auditors shall be elected at a general meeting of shareholders.

Resolution of such election shall be adopted by a majority of the votes of the shareholders present who hold one-third or more of the votes of all shareholders.

(Term of Office of Corporate Auditors)

Article 27.

The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the last business term occurring within four years after their assumption of office.

The term of office of Corporate Auditors elected to fill vacancies shall expire at the time of expiration of the term of office of the retired Corporate Auditors.

(Board of Corporate Auditors)

Article 28.

Except as provided in the Articles of Incorporation, matters relating to the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors, provided, however, that said Regulations may not preclude the exercise of the power of each Corporate Auditor.

(Notice of Meetings of Board of Corporate Auditors)

Article 29.

Notice of convocation of a meeting of the Board of Corporate Auditors shall be sent to each Corporate Auditor three days prior to the date of the meeting, provided, however, that such period may be shortened in case of urgent necessity. If the consent of all Corporate Auditors is obtained prior thereto, a meeting may be held without following the procedures for convening a meeting.

(Remuneration of Corporate Auditors)

Article 30.

Remuneration and retirement allowance of Corporate Auditors shall be determined by resolution of a general meeting of shareholders.

6

Chapter VI. Accounts

(Date of closing of accounts)

Article 31.

March 31 of each year shall be the date of closing of accounts of the Company.

(Dividend)

Article 32.

Dividends shall be paid to the shareholders or registered pledgees appearing or recorded on the shareholders’ registers as of the end of each accounting period.

(Interim dividend)

Article 33.

By resolution of the Board of Directors, distribution of money (hereinafter referred to as “interim dividend”) may be made to the shareholders or registered pledgees appearing or recorded on entered in the shareholders’ registers as of September 30 of each year.

(Period of exclusion)

Articles 34.

The Company shall be relieved of the obligation to pay dividends and interim dividends upon expiration of three full years from the day the same became due and payable.

-End-

Supplementary Provisions

(Provisions regarding amendment of the Articles of Incorporation dated June 25, 2002 were amended due to an amendment dated June 24, 2003)

The term of office of Corporate Auditors in office before the close of the ordinary general meeting of shareholders for the business term ending March 31, 2003 shall, notwithstanding the provision of Article 27, expire, as heretofore, at the close of the ordinary general meeting of shareholders relating to the last business term occurring within three years after their assumption of office.

7